Exhibit 99.1

FinVolution Group Reports Fourth Quarter and Fiscal Year 2019

Unaudited Financial Results, and Announces Management Changes

- 100% of Loan Origination Volume Funded by Institutional Partners in the Fourth Quarter of 2019-

- Appoints Mr. Shaofeng Gu as Chairman of the Board, in succession of Mr. Jun Zhang -

- Mr. Feng Zhang Assumes the Full Responsibility of Chief Executive Officer -

SHANGHAI, March 19, 2020 /PRNewswire/ – FinVolution Group (formerly known as “PPDAI,” or the “Company”) (NYSE: FINV), a leading fintech platform in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2019.

	As of
	December 31, 2018	September 30, 2019	December 31, 2019
Cumulative registered users[1] (‘000)	88,930	102,847	105, 912
Cumulative number of borrowers[2] (‘000)	14,440	17,445	17, 926

	For Three Months Ended			For Twelve Months Ended
	December 31, 2018	December 31, 2019	YoY Change	December 31, 2018	December 31, 2019	YoY Change
Number of unique borrowers [3](‘000)	3,037	2,222	(26.8%)	6,806	6,678	(1.9%)
Loan origination volume [4] (RMB, million)	17,617	16,896	(4.1%)	61,498	82,167	33.6%
Repeat borrowing rate [5] (%)	73.4%	81.2%	10.6%	73.6%	78.1%	6.1%
Average loan size [6] (RMB)	3,423	3,681	7.5%	3,281	3,267	(0.4%)

Fourth Quarter 2019 Financial and Operational Highlights

•	Operating revenues decreased by 4.4% to RMB1,232.8 million (US$177.1 million) in the fourth quarter of 2019, from RMB1,289.4 million in the same period of 2018.

•	Operating income was RMB435.1 million (US$62.5 million) for the fourth quarter of 2019, representing a decrease of 10.6% from RMB486.6 million in the same period of 2018.

•

Non-GAAP adjusted operating income[8], which excludes share-based compensation expenses before tax and a write-back of provision for expected discretionary payments to investors in investment programs protected by the Company’s investor reserve funds which is only applicable to Q4 2018, was RMB444.5 million (US$63.9million) for the fourth quarter of 2019, representing a decrease of 5.8% from RMB472.1 million in the same period of 2018.

•	Cumulative registered users[1] reached approximately 105.9 million as of December 31, 2019.

•	Cumulative number of borrowers[2] was approximately 17.9 million as of December 31, 2019.

•	Number of unique borrowers[3] was approximately 2.2 million for the fourth quarter of 2019, representing a decrease of 26.8% from the same period of 2018.

•	Loan origination volume[4] was approximately RMB16.9 billion for the fourth quarter of 2019, representing a decrease of 4.1% from the same period of 2018.

•	The proportion of total loan origination volume facilitated by institutional partners in the fourth quarter of 2019 increased to 100% from 75.1% in the third quarter of 2019.

•	Average loan tenure[7] was 8.4 months for the fourth quarter of 2019.

Fiscal Year 2019 Financial and Operational Highlights:

•	Operating revenues in 2019 increased by 31.2% to RMB5,962.8 million (US$856.5 million), from RMB4,543.7 million in 2018.

•	Loan facilitation service fees increased by 13.4% to RMB3,310.9 million (US$475.6 million) in 2019, from RMB2,919.2 million in 2018.

•	Post-facilitation service fees increased by 30.1% to RMB1,200.4 million (US$172.4 million) in 2019, from RMB922.8 million in 2018.

•	Operating income was RMB2,646.4 million (US$380.1 million) in 2019, representing an increase of 43.3% from RMB1,846.6 million in 2018.

•

Non-GAAP adjusted operating income[8], which excludes share-based compensation expenses before tax and a write-back of provision for expected discretionary payments to investors in investment programs protected by the Company’s investor reserve funds which is only applicable in 2018 increased by 47.1% to RMB2,688.7 million (US$386.2 million) from RMB1,828.3 million in 2018.

•	Net profit was RMB2,374.5 million (US$341.1million) in 2019, compared to RMB2,469.5 million in 2018.

•	Number of unique borrowers[3] was 6.7 million in 2019, representing a decrease of 1.9% from 2018.

•	Loan origination volume[4] was RMB82.2 billion in 2019, representing an increase of 33.6% from 2018.

•	Average loan tenure[7] was 8.7 months in 2019.

[1]	On a cumulative basis, number of users registered on our platform as of December 31, 2019.
[2]	On a cumulative basis, number of borrowers whose loans were funded on or prior to December 31, 2019.
[3]	Represents the total number of borrowers whose loans on our platform were facilitated during the period presented.
[4]	Represents the loan origination volume facilitated during the period presented.
[5]	Represents the percentage of loan volume generated by repeat borrowers who have successfully borrowed on our platform before.
[6]	Represents the average loan size on our platform during the period presented.
[7]	Represents the average loan tenure period on our platform during the period presented.
[8]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income.

Mr. Feng Zhang, the Chief Executive Officer of FinVolution, commented, “Despite uncertainties and rapidly evolving market dynamics, we made numerous positive strides in 2019. During the year, we successfully repositioned our business by transitioning the funding sources on the platform from being primarily facilitated by individual investors to being fully funded through our institutional partners, while continuing to deliver solid business growth. Our loan origination volume for 2019 increased by 33.6% year-over-year to RMB82.2 billion, contributing to a 31.2% year-over-year growth in operating revenue to RMB6.0 billion and a 43.3% year-over-year increase in operating income to RMB2.6 billion for the year. This impressive performance demonstrates the resilience and flexibility of our business, the effectiveness of management execution, as well as our strong brand equity that enables us to rapidly expand our partnership with institution partners. With strong confidence in our capability to navigate through market dynamics, the number of active institutional funding partners on our platform has increased progressively throughout the year.

“Aside from our successful funding transition, we have at the same time, continued to deliver encouraging results on our strategic initiatives. In 2019, we completed an investment of a 4.99% stake in Fujian Haixia Bank and simultaneously entered into a strategic partnership with them. Our online micro lending subsidiary was approved to connect to the PBOC Credit Reference Center, demonstrating our ongoing contribution to a more transparent credit ecosystem while enhancing our risk assessment mechanisms. Our international expansion also achieved an important milestone with our subsidiary in Indonesia receiving the peer-to-peer lending license from the Financial Services Authority of Indonesia.

“In spite of a dynamic and volatile operating environment in 2019, our strong performance and steady progress in business initiatives , reaffirms the enormous underserved demand for consumer finance services in China. By leveraging our extensive proprietary technologies and market leadership, we are dedicated to strengthening our ability to provide a superior experience to both individual borrowers and financial institutions,” Mr. Zhang concluded.

Mr. Simon Ho, Chief Financial Officer of FinVolution, commented, “We realized solid profitability amid rapidly changing market conditions in 2019. Despite the full transition of our funding sources, we delivered non-GAAP operating income of RMB 444.5 million and maintained a healthy non-GAAP operating margin9 of 36.1% in the fourth quarter. Our balance sheet and liquidity remains strong with RMB2.4 billion of cash and short term liquidity. Notably, our quality assurance fund remains sufficiently funded with a total balance of RMB 5.1 billion, equivalent to 23.5% of the total outstanding off balance sheet loans and interest with quality assurance. These metrics all illustrate a firm foundation of our operation. Our innovative and advanced technologies enables us to effectively manage credit risks and better serve borrowers and institutional funding partners in a challenging operating environment. With steady progress in strengthening our relationships with institutional partners and healthy loan demand for the foreseeable future, we are determined to further explore the enormous potential of the online consumer finance market in China and abroad.”

[9]	Please refer to “UNAUDITED Reconciliation of GAAP And Non-GAAP Results” for reconciliation between GAAP and Non-GAAP adjusted operating income and GAAP and Non-GAAP operating margin.

Fourth Quarter 2019 Financial Results

Operating revenues for the fourth quarter of 2019 decreased by 4.4% to RMB1,232.8 million (US$177.1 million) from RMB1,289.4 million in the same period of 2018, primarily due to the decrease in loan facilitation service fees.

Loan facilitation service fees decreased by 35.6% to RMB538.9 million (US$77.4 million) for the fourth quarter of 2019 from RMB837.4 million in the same period of 2018, primarily due to the decline in loan origination volume and the decrease in the average rate of transaction fees.

Post-facilitation service fees increased by 10.4% to RMB275.8 million (US$39.6 million) for the fourth quarter of 2019 from RMB249.9 million in the same period of 2018, primarily due to the rolling impact of deferred transaction fees.

Net interest income was RMB316.8 million (US$45.5 million) for the fourth quarter of 2019, compared to RMB70.2 million in the same period of 2018, primarily due to increased interest income from the expansion in the outstanding loan balances of consolidated trusts.

Other revenue decreased by 6.0% to RMB101.3 million (US$14.6 million) for the fourth quarter of 2019 from RMB107.8 million in the same period of 2018, primarily due to a decrease in management fees from investment programs that invest in loans protected by the quality assurance fund due to the winding down of our investment programs in the fourth quarter of 2019 as a result of our decision to discontinue our online information intermediary business.

Origination and servicing expenses increased by 9.9% to RMB305.2 million (US$43.8 million) for the fourth quarter of 2019 from RMB277.6 million in the same period of 2018, primarily due to increased volume of loans serviced by the Company.

Sales and marketing expenses decreased by 27.2% to RMB131.7 million (US$18.9 million) for the fourth quarter of 2019 from RMB180.9 million in the same period of 2018, primarily due to the decrease in online customer acquisition expenses.

General and administrative expenses decreased by 21.3% to RMB101.2 million (US$14.5 million) for the fourth quarter of 2019 from RMB128.5 million in the same period of 2018, primarily due to a decrease in salaries and benefits as a result of less bonus accrual. General and administrative expenses for the period included share-based compensation of RMB9.4 million (US$1.4 million).

Research and development expenses increased by 12.0% to RMB93.1 million (US$13.4 million) for the fourth quarter of 2019 from RMB83.1 million in the same period of 2018, primarily due to increased investments in technology.

Provision for loans receivables was RMB102.6 million (US$14.7 million) for the fourth quarter of 2019, compared with RMB79.7 million in the same period of 2018, primarily due to the increased number of consolidated trusts in the quarter.

Provision for accounts receivables was RMB64.0 million (US$9.2 million) for the fourth quarter of 2019, compared with RMB53.0 million in the same period of 2018, primarily due to the cumulative increase in loan origination volume.

Operating income decreased by 10.6% to RMB435.1 million (US$62.5 million) for the fourth quarter of 2019 from RMB486.6 million in the same period of 2018.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax and a write-back of provision for expected discretionary payments to investors in investment programs protected by the Company’s investor reserve funds which is only applicable to Q4 2018, was RMB444.5 million (US$63.9 million) for the fourth quarter of 2019, representing a decrease of 5.8% from RMB472.1 million in the same period of 2018.

Other income was RMB34.5 million (US$5.0 million) for the fourth quarter of 2019, compared with other income of RMB94.4 million in the same period of 2018. In the fourth quarter of 2019, other income consisted primarily of (1) a gain of RMB7.1 million (US$1.0 million) from the quality assurance fund, (2) other income of RMB30.3 million (US$4.4 million) which primarily consists of government grants, interest income and investment income from short term investments. The Company re-evaluates the expected default rate at each balance sheet date to reflect the views of market participants of future defaults of the Company’s loan portfolio based on the latest market changes. For the fourth quarter of 2019, RMB13.5 billion of loans facilitated on the Company’s platform had quality assurance protection provided by the Company.

Income tax expenses (benefits) were RMB57.1 million (US$8.2 million) for the fourth quarter of 2019, compared with income tax benefits of RMB193.6 million in the same period of 2018 due to the non-recurrence of tax write-back that occurred in the fourth quarter of 2018 upon the confirmation of a subsidiary software company status.

Net profit decreased by 46.7% to RMB412.5 million (US$59.3 million) for the fourth quarter of 2019, from RMB774.6 million in the same period of 2018.

Net profit attributable to ordinary shareholders of the Company decreased by 46.9% to RMB411.3 million (US$59.1 million) for the fourth quarter of 2019, from RMB774.2 million in the same period of 2018.

As of December 31, 2019, the Company had cash and cash equivalents of RMB2,324.5 million (US$333.9 million) and short-term investments mainly in wealth management products of RMB114.6 million (US$16.5 million).

The total balance of the quality assurance fund, which includes restricted cash of RMB1,473.7 million (US$211.7 million) and the quality assurance fund receivable of RMB3,649.6 million (US$524.2 million), was equivalent to 23.5% of the total outstanding off balance sheet loans and interest with quality assurance.

The following table provides the delinquency rates for all outstanding loans on the Company’s platform as of the respective dates indicated.

As of	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.11%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all loan products facilitated through the Company’s online marketplace:

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2017Q1	1.51%	2.09%	2.71%	3.33%	3.87%	4.33%	4.68%	4.98%	5.33%	5.61%	5.80%
2017Q2	2.19%	3.01%	3.86%	4.56%	5.13%	5.78%	6.32%	6.79%	7.05%	7.19%	7.24%
2017Q3	2.22%	3.05%	4.13%	5.18%	6.13%	6.64%	6.88%	7.04%	7.16%	7.22%	7.26%
2017Q4	2.86%	4.24%	5.19%	5.69%	5.98%	6.19%	6.29%	6.39%	6.47%	6.49%	6.50%
2018Q1	1.37%	2.20%	2.99%	3.67%	4.32%	4.86%	5.23%	5.50%	5.66%	5.74%	5.77%
2018Q2	1.87%	3.12%	4.39%	5.46%	6.33%	6.99%	7.47%	7.80%	7.99%	8.08%	8.13%
2018Q3	1.45%	2.51%	3.53%	4.39%	5.09%	5.59%	5.97%	6.28%	6.50%	6.64%	6.72%
2018Q4	1.43%	2.49%	3.55%	4.42%	5.18%	5.76%	6.20%	6.54%	6.81%	7.01%	7.16%
2019Q1	1.34%	2.38%	3.45%	4.36%	5.13%	5.75%	6.22%	6.65%
2019Q2	1.33%	2.34%	3.31%	4.18%	5.05%
2019Q3	1.02%	2.16%

Fiscal Year 2019 Financial Results

Operating revenues for the fiscal year 2019 increased by 31.2% to RMB5,962.8 million (US$856.5 million) from RMB4,543.7 million in 2018, primarily due to the increase in loan facilitation service fees, post facilitation service fees and net interest income from loans invested mainly through trusts.

Loan facilitation service fees increased by 13.4% to RMB3,310.9 million (US$475.6 million) for the fiscal year 2019 from RMB2,919.2 million in 2018, primarily due to the increase in loan origination volume, offset by the decrease in the average rate of transaction fees.

Post-facilitation service fees increased by 30.1% to RMB1,200.4 million (US$172.4 million) for the fiscal year 2019 from RMB922.8 million in the prior year, primarily due to the rolling impact of deferred transaction fees.

Net interest income for the fiscal year 2019 was RMB1,106.7 million (US$159.0 million), compared with RMB256.1 million in 2018, primarily due to increased interest income from the expansion in the outstanding loan balances of consolidated trusts.

Other revenue decreased by 8.5% to RMB344.8 million (US$49.5 million) for the fiscal year 2019 from RMB376.9 million in 2018, primarily due to the decrease in management fees from investment programs that invest in loans protected by the quality assurance fund. This decrease was due to the winding down of the investment programs in the fourth quarter of 2019 as a result of our decision to discontinue the online information intermediary business.

Origination and servicing expenses increased by 22.6% to RMB1,208.2 million (US$173.5 million) for the fiscal year 2019 from RMB985.6 million in the prior year, primarily due to an increase in fees paid to third parties for loan collection services as a result of the increased volume of loans serviced by the Company.

Sales and marketing expenses increased by 1.3% to RMB720.3 million (US$103.5 million) for the fiscal year 2019 from RMB710.8 million in 2018, primarily due to an increase in online customer acquisition expenses.

General and administrative expenses increased by 13.7% to RMB435.8 million (US$62.6 million) for the fiscal year 2019 from RMB383.4 million in 2018, primarily due to an increase in fees paid to third parties for trust management. General and administrative expenses for the period included share-based compensation of RMB42.3 million (US$6.1 million).

Research and development expenses increased by 22.8% to RMB390.6 million (US$56.1 million) for the fiscal year 2019 from RMB318.0 million in 2018, primarily due to increased investments in technology.

Provision for loans receivables was RMB299.5 million (US$43.0 million) for the fiscal year 2019, compared with RMB192.7 million in 2018 due to the increased number of consolidated trusts in fiscal year 2019.

Provision for accounts receivables was RMB261.9 million (US$37.6 million) for the fiscal year 2019, compared with RMB106.7 million in 2018 due to the increase in loan origination volume.

Operating income increased by 43.3% to RMB2,646.4 million (US$380.1 million) for the fiscal year 2019 from RMB1,846.6 million in 2018.

Non-GAAP adjusted operating income, which excludes share-based compensation expenses before tax and a write-back provision for expected discretionary payments to investors in investment programs protected by the Company’s investor reserve funds which is only applicable in 2018, increased by 47.1% to RMB2,688.7 million (US$386.2 million) for the fiscal year 2019 from RMB1,828.3 million in 2018.

Other income recorded a gain of RMB210.1 million (US$30.2 million) for the fiscal year 2019, compared to a gain of RMB774.1 million in 2018. In 2019, other income primarily consisted of (1) a gain of RMB98.4 million (US$14.1 million) from the quality assurance fund, (2) other income of RMB136.5 million (US$ 19.6 million) which primarily consists of government grants, interest income and investment income from short term investments.

Income tax expenses (benefits) were RMB482.0 million (US$69.2 million) for the fiscal year 2019, compared with RMB151.2 million in 2018. The increase was due to the non-recurrence of tax write-back that occurred in 2018 upon the confirmation of a subsidiary software company status.

Net profit was RMB2,374.5 million (US$341.1 million) for the fiscal year 2019, representing a 3.8% decrease from RMB2,469.5 million in 2018.

Net profit attributable to ordinary shareholders of the Company was RMB2,372.9 million (US$340.8 million) for fiscal year 2019, compared with a net profit attributable to ordinary shareholders of RMB2,469.1 million in 2018.

Changes of Management

The Board of Directors of the Company (the “Board”) has approved the resignation of Mr. Jun (Cliff) Zhang from his position as the Company’s Co-Chief Executive Officer and Chairman of the Board. Mr. Zhang’s resignation was due to personal reasons. Mr. Zhang will continue to serve as an advisor to the Company and remain on the Board as a director.

Mr. Feng Zhang will serve as the sole Chief Executive Officer of the Company. Mr. Feng Zhang has been serving as the Company’s Co-Chief Executive Officer since September 2018. Prior to that, he served as the Company’s Chief Operating Officer from July 2017 to September 2018 and served as the Company’s Chief Risk Officer from April 2015 to July 2017. Prior to joining the Company, Mr. Zhang held various positions across customer acquisition, risk management and customer management at Capital One Financial Services from 2003 to 2015.

In the meantime, Mr. Shaofeng Gu, the Company’s director and Chief Innovation Officer will assume the role of Chairman of the Board of Directors. Mr. Gu is one of our four co-founders and has been serving as our Director since April 2009 and Chief Innovation Officer since March 2019. Mr. Gu served as our Strategy Advisor from December 2016 to March 2019, Chief Strategy Officer from August 2014 to December 2016, Chief Technology Officer from January 2011 to August 2014 and Chief Executive Officer from 2007 to 2011. Prior to founding FinVolution (formerly PPDAI), Mr. Gu was the founder and the Chief Executive Officer of Shanghai Jufei Internet Technology Co., Ltd. (Podlook), a startup running podcast aggregation business, from 2005 to 2007. Prior to founding Podlook, Mr. Gu served as a technical lead of Microsoft Corporation from 2000 to 2005. Mr. Gu received his bachelor’s degree in communication science and engineering from Shanghai Jiaotong University in China.

Mr. Feng Zhang said, “Cliff has served the Company with pride and dedication for close to a decade. He has worked tirelessly over his tenure for all of our stakeholders to drive value and growth for FinVolution Group. We thank him for his invaluable contributions and many years of service.”

Mr. Shaofeng Gu, added, “On behalf of the Board, we extend special thanks to Cliff for his unwavering efforts in shaping and managing our rapidly expanding business both domestically and internationally. We look forward to Cliff’s continued contributions in his new role as our advisor.”

Shares Repurchase Update

The Company has repurchased approximately 4.2 million American depositary shares (“ADSs) between December 2019 and January 2020. As of January 31, 2020, the Company has cumulatively deployed approximately US$79.1 million to repurchase its ADSs under the Company’s shares repurchase program with a total authorized amount of up to US$120 million.

Business Outlook

The recent coronavirus (COVID-19) outbreak has brought uncertainties and interruptions to the consumer finance industry and the overall economy. Delinquency rates have risen across the industry and we are taking a more prudential approach towards managing loan origination volume. In light of this situation, together with the Company’s institutional funding partners and other stakeholders, FinVolution is adjusting its business strategies to minimize the pandemic’s impact on operations, while providing borrowers with greater flexibility in this challenging time. At this time, the duration of COVID-19’s impact is difficult to estimate. The Company is continuing to closely monitor this evolving situation and adopts an optimistic view in the Company’s business operations over the long term. The Company expects its loan origination volume in the first quarter of 2020 to be in the range of RMB 12 billion to RMB 13 billion

The above outlook is based on current market conditions and reflects the Company’s preliminary expectations as to market conditions, its regulatory and operating environment, as well as customer and institutional investor demand, all of which are subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 19, 2020 (8:00 PM Beijing/Hong Kong time on March 19, 2020).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong, China (toll free):	800-905-945
Hong Kong, China:	852-3018-4992
Mainland China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “FinVolution Group.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.finvgroup.com

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 26, 2020, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10140299

About FinVolution Group

FinVolution Group is a leading fintech platform in China connecting underserved individual borrowers with financial institutions. Established in 2007, the Company is a pioneer in China’s online consumer finance industry and has developed innovative technologies and has accumulated in-depth experience in the core areas of credit risk assessment, fraud detection, big data and artificial intelligence. The Company’s platform, empowered by proprietary cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience. As of December 31, 2019, the Company had over 105.9 million cumulative registered users.

For more information, please visit https://ir.finvgroup.com

Use of Non-GAAP Financial Measures

We use Non-GAAP operating income, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted operating income help identify underlying trends in our business by excluding the impact of share-based compensation expenses and expected discretionary measures. We believe that adjusted operating income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP adjusted operating income is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider it in isolation, or as a substitute for net (loss)/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

For more information on this Non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.9618 to US$1.00, the rate in effect as of December 31, 2019 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company’s ability to attract and retain borrowers and investors on its marketplace, its ability to increase volume of loans facilitated through the Company’s marketplace, its ability to introduce new loan products and platform enhancements, its ability to compete effectively, laws, regulations and governmental policies relating to the online consumer finance industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and FinVolution does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

FinVolution Group

Head of Investor Relations

Jimmy Tan

Tel: +86 (21) 8030 3200- Ext 8601

E-mail: ir@ppdai.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: paipaidai@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: paipaidai@tpg-ir.com

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of December 31,
	2018	2019
	RMB	RMB	USD
Assets
Cash and cash equivalents	1,616,164	2,324,542	333,900
Restricted cash	3,677,557	3,686,203	529,490
Short-term investments	1,694,660	114,560	16,456
Investments	167,501	952,833	136,866
Quality assurance receivable	2,064,366	3,649,642	524,238
Intangible assets	68,880	64,280	9,233
Property, equipment and software, net	144,002	134,324	19,294
Loans receivable, net of provision for loan losses	2,331,108	4,808,252	690,662
Accounts receivable	812,042	882,305	126,735
Deferred tax assets	122,763	129,740	18,636
Financial guarantee derivative assets	56,287	—	—
Contract assets	112,103	20,555	2,952
Right of use assets[1]	—	95,786	13,759
Prepaid expenses and other assets	224,623	1,391,023	199,806
Goodwill	50,411	50,411	7,241

Total assets	13,142,467	18,304,456	2,629,268

Liabilities and Shareholders’ Equity
Payable to platform customers	905,034	684,630	98,341
Quality assurance payable	3,819,379	4,776,153	686,051
Payroll and welfare payable	188,254	176,685	25,379
Taxes payable	225,101	128,298	18,429
Short-term borrowings	25,000	235,000	33,756
Funds payable to investors of consolidated trusts	1,505,909	3,660,483	525,796
Contract liability	165,469	55,728	8,005
Deferred tax liabilities	100,064	198,922	28,573
Accrued expenses and other liabilities	222,519	291,934	41,934
Leasing liabilities[1]	—	85,143	12,230

Total liabilities	7,156,729	10,292,976	1,478,494

Commitments and contingencies
FinVolution Group Shareholders’ equity
Ordinary shares	102	103	15
Additional paid-in capital	5,896,017	5,640,898	810,265
Treasury stock	(332,121)	(47,174)	(6,777)
Statutory reserves	256,006	317,198	45,563
Accumulated other comprehensive income	58,210	70,320	10,097
Retained Earnings	45,668	1,966,611	282,486

Total FinVolution Group shareholders’ equity	5,923,882	7,947,956	1,141,649

Non-controlling interest	61,856	63,524	9,125

Total shareholders’ equity	5,985,738	8,011,480	1,150,774

Total liabilities and shareholders’ equity	13,142,467	18,304,456	2,629,268

1

We have adopted ASU No. 2016-02, “Leases,” beginning January 1, 2019 and elected to utilize a modified retrospective approach which allowed us to initially apply the new lease standard at the adoption date and recognize a cumulative effect adjustment to the opening balance of retained earnings of 2019, with no adjustments to prior periods presented. No cumulative effect adjustment to the opening balance of retained earnings were made. The adoption of the new guidance did not have a material effect on our results of operations, financial condition or liquidity.

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Operating revenues:
Loan facilitation service fees	837,427	538,896	77,408	2,919,234	3,310,875	475,577
Post-facilitation service fees	249,887	275,831	39,621	922,797	1,200,373	172,423
Net interest income[2]	70,240	316,764	45,500	256,108	1,106,669	158,963
Other Revenue	107,802	101,298	14,551	376,915	344,840	49,533
Changes in expected discretionary payment to IRF investors	24,047	—	—	68,619	—	—

Total Operating revenues	1,289,403	1,232,789	177,080	4,543,673	5,962,757	856,496

Operating expenses:
Origination and servicing expenses	(277,595)	(305,157)	(43,833)	(985,571)	(1,208,210)	(173,549)
Sales and marketing expenses	(180,901)	(131,748)	(18,924)	(710,754)	(720,333)	(103,469)
General and administrative expenses	(128,539)	(101,186)	(14,534)	(383,388)	(435,816)	(62,601)
Research and development expenses	(83,128)	(93,081)	(13,370)	(317,965)	(390,585)	(56,104)
Provision for loan receivables[2]	(79,650)	(102,568)	(14,733)	(192,749)	(299,504)	(43,021)
Provision for accounts receivables	(53,021)	(63,987)	(9,191)	(106,652)	(261,882)	(37,617)

Total Operating expenses	(802,834)	(797,727)	(114,585)	(2,697,079)	(3,316,330)	(476,361)
Other income (expenses)
Gain from quality assurance fund	23,469	7,074	1,016	510,894	98,405	14,135
Realized gain (loss) from financial guarantee derivatives	17,971	1,749	251	(157,244)	31,444	4,517
Fair value change of financial guarantee derivatives	10,780	(4,606)	(662)	272,057	(56,287)	(8,085)
Other income, net	42,185	30,291	4,351	148,356	136,491	19,606

Profit before income tax expenses	580,974	469,570	67,451	2,620,657	2,856,480	410,308
Income tax benefits (expenses)	193,617	(57,092)	(8,201)	(151,206)	(481,962)	(69,230)

Net profit	774,591	412,478	59,250	2,469,451	2,374,518	341,078
Net profit (loss) attributable to non-controlling interest shareholders	417	1,202	174	377	1,668	240
Net profit attributable to FinVolution Group	774,174	411,276	59,076	2,469,074	2,372,850	340,838

Foreign currency translation adjustment, net of nil tax	(3,787)	(8,956)	(1,286)	43,293	12,110	1,739

Total comprehensive income attributable to FinVolution Group	770,387	402,320	57,790	2,512,367	2,384,960	342,577

Weighted average number of ordinary shares used in computing net income per share
Basic	1,486,851,379	1,537,810,773	1,537,810,773	1,498,780,165	1,525,811,280	1,525,811,280
Diluted	1,563,655,040	1,553,150,601	1,553,150,601	1,599,592,231	1,552,420,151	1,552,420,151
Income per share -Basic	0.5207	0.2674	0.0384	1.6474	1.5551	0.2234
Income per ADS-Basic	2.6034	1.3372	0.1921	8.2369	7.7757	1.1169
Income per share -Diluted	0.4951	0.2648	0.0380	1.5436	1.5285	0.2196
Income per ADS-Diluted	2.4755	1.3240	0.1902	7.7178	7.6424	1.0978

2

The Company historically presented interest income, interest expenses and provision for loan receivables within the financial statement line item “Net interest income (expense) and loan provision losses”. In Q4 2019, the Company reclassified provision for loan receivables amounting RMB102,568 from “Net interest income (expense) and loan provision losses” in operating revenue to “Provision for loan receivables” in operating expenses. The amount of provision for loan receivables that have been reclassified to conform to the current period financial statement presentation were RMB102,939 for the three months ended December 31, 2018, RMB192,479 and RMB 299,504 for the years ended December 31, 2018 and 2019, respectively.

FinVolution Group

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended December 31,			Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Net cash provided by (used in) operating activities	518,273	(2,823,148)	(405,520)	1,884,956	(215,522)	(30,958)
Net cash provided by (used in)investing activities	(819,178)	266,275	38,248	(1,447,013)	(828,219)	(118,966)
Net cash provided by financing activities	440,841	812,410	116,696	530,097	1,749,512	251,301
Effect of exchange rate changes on cash and cash equivalents	(2,876)	(7,843)	(1,127)	41,977	11,253	1,618
Net increase (decrease) in cash, cash equivalent and restricted cash	137,060	(1,752,306)	(251,703)	1,010,017	717,024	102,995
Cash, cash equivalent and restricted cash at beginning of period	5,156,661	7,763,051	1,115,093	4,283,704	5,293,721	760,395
Cash, cash equivalent and restricted cash at end of period	5,293,721	6,010,745	863,390	5,293,721	6,010,745	863,390

FinVolution Group

UNAUDITED Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousands, except share data, or otherwise noted)

	For the Three Months Ended December 31,			For the Year Ended December 31,
	2018	2019		2018	2019
	RMB	RMB	USD	RMB	RMB	USD
Total Operating revenues	1,289,403	1,232,789	177,080	4,543,673	5,962,757	856,496
Less: total operating expenses	(802,834)	(797,727)	(114,585)	(2,697,079)	(3,316,330)	(476,361)
Operating Income	486,569	435,062	62,495	1,846,594	2,646,427	380,135
Less: Change in expected discretionary payment to IRF investors	(24,047)	—	—	(68,619)	—	—
Add: share-based compensation expenses	9,555	9,433	1,355	50,319	42,260	6,070
Non-GAAP adjusted operating income	472,077	444,495	63,850	1,828,294	2,688,687	386,205
Operating Margin	37.7%	35.3%	35.3%	40.6%	44.4%	44.4%
Non-GAAP operating margin	36.6%	36.1%	36.1%	40.2%	45.1%	45.1%